10026672

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WMSI SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5543 Edmondson Pike, #14
(No. and Street)

Nashville (City) TN (State) 37211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Joyce Ralston 615 832 9883
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Betty Joyce Ralston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **WMSI Securities, LLC** as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

BRANNON LUVELLE SMITH
STATE OF TENNESSEE NOTARY PUBLIC
WILLIAMSON COUNTY

My Commission Expires
December 23, 2012

Signature

President/Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
WMSI Securities LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of WMSI Securities LLC (the "Company") as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WMSI Securities LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 26, 2010

WMSI Securities LLC

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 356,289
Accounts Receivable	201,202
Due From Affiliate	132,161
Prepaid Expenses and Other Assets	3,257
Total assets	$ 692,909
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued expenses	$ 157,661
Due to affiliate	35,455
Total liabilities	193,116
Members' Equity	499,793
Total liabilities and Members' equity	$ 692,909

See Notes to Statement of Financial Condition.

Note 1. Organization and Significant Accounting Policies

WMSI Securities LLC (the "Company") is a limited liability company formed pursuant to the laws of the State of New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Wealth Management Systems, Inc. (the "Parent").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results may differ from those estimates.

The Company facilitates the processing of rollover transactions from individual qualified retirement plan accounts to IRA rollover accounts. As consideration for the facilitation of such transactions, the Company is paid a transaction fee by the underlying broker-dealer of record. These fees are either based upon the number of transactions processed or the value of the underlying assets transferred and are recorded when the rollover transaction is initiated.

No provision is made in the accompanying statement of financial condition for federal, state or local income taxes since such liabilities are the responsibility of the individual Members.

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements are issued, and has determined that no information should be disclosed.

Note 2. Related Party Transactions

The Parent's principal business is the development, implementation and maintenance of technology used by financial service companies to facilitate the direct rollover of funds from qualified retirement plan accounts to IRAs. The Parent develops software applications that provide an electronic interface between retirement plan record-keeping systems and IRA provider new account opening applications. This interface automates the IRA distribution process and facilitates real-time opening of IRAs. The Company supports the activities of its Parent by introducing IRA products to qualified retirement plan sponsors and third-party retirement plan administrators that are customers of the Parent. The Company also provides related administrative services necessary to support those customers. The IRA providers pay a fee or commission to the Company based on the number and dollar amount of IRAs opened through the software provided by the Parent. This close interrelationship means that the Company is dependent on its Parent for provision of the products and services it supports and the Parent is committed to maintaining and capitalizing the Company as a component of its business model. In addition, the Parent provides office space and other administrative services to the Company at no cost. The accompanying financial statements might not necessarily be indicative of the Company's financial conditions or results of operations had the Company operated as an unaffiliated independent entity.

Pursuant to an agreement with the Parent, the Company reimbursed the Parent for its share of compensation, benefits and other professional fees for the year ended December 31, 2009. Due from affiliate in the amount of $132,161 and due to affiliate in the amount of $35,455 at December 31, 2009 represents amounts due from the Parent and due to the Parent, respectively.

Note 3. Regulatory Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2009, the Company had a net capital of $163,173, which exceeded the minimum requirement by $150,299.

Note 4. Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), now referred to as ASC Subtopic 740-10, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company adopted the guidance on January 1, 2009. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions.

WMSI Securities LLC

Independent Auditor's Report on Internal Control

December 31, 2009

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on internal Control

To the Members
WMSI Securities LLC
Bedminster, New Jersey

In planning and performing our audit of the financial statements of WMSI Securities LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 26, 2010

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report On Applying Agreed-Upon Procedures (Claiming Exclusion from SIPC Membership)

The Managing Member
WMSI Securities LLC
5543 Edmondson Pike, #14
Nashville, TN 37211

Attention: Ms. Betty Joyce Ralston

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by WMSI Securities LLC (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 (SIPA) for the year ended December 31, 2009. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2009 to the total revenues in the Company's audited financial statements for the year ended December 31, 2009, noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2009 to supporting schedules and working papers, noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2009 and in the related schedules and working papers, noting no differences;

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 26, 2010

WMSI Securities LLC

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.